

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 30, 2017

Jeffrey P. Bezos
Chief Executive Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

   **Re: Amazon.com, Inc.
     Registration Statement on Form S-4
     Filed November 20, 2017
     File No. 333-221675**

Dear Mr. Bezos:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689 with any questions.

            Sincerely,

            /s/ Lisa M. Kohl for

            Mara L. Ransom
            Assistant Director
            Office of Consumer Products

cc: Andrew L. Fabens, Esq.
   Gibson, Dunn & Crutcher LLP